Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Magnolia Oil & Gas Corporation:
We consent to the incorporation by reference in the registration statement (Nos. 333‑232593 and 333-226795) on Form S-3 and registration statement (No. 333-227722) on Form S-8 of Magnolia Oil & Gas Corporation of our reports dated February 26, 2020, with respect to the consolidated balance sheets of Magnolia Oil & Gas Corporation as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019 and for the period from July 31, 2018 to December 31, 2018 (Successor Period), and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Magnolia Oil & Gas Corporation.
/S/ KPMG LLP
Houston, Texas
February 26, 2020